Skadden, Arps, Slate, Meagher & Flom llp

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

November 6, 2009

VIA EDGAR Mr. Larry Greene Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (File No. 333-143819) of Prospect Capital Corporation (the "Company")

Dear Mr. Greene:

We are in receipt of comments provided by you over the phone on November 5, 2009 regarding the Company's Registration Statement on Form N-2 (the "Registration Statement").

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes will be reflected in Post-Effective Amendment No. 17 to the Company's Registration Statement.

The Company's responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

In addition, please note that the Company desires to be declared effective by November 9, 2009.  As such, it is contemporaneously filing an acceleration request letter along with this response and the filing of Post-Effective Amendment No. 17 to the Company's Registration Statement.

Mr. Larry Greene
November 6, 2009

1.   Please disclose on the cover page of the prospectus supplement that the Company is currently seeking shareholder approval to extend its authorization to issue shares below net asset value.

The requested change has been made.

2.   Please disclose on the cover page of the prospectus supplement that sales made by selling stockholders may have a negative effect on the share price of the Company's stock.

The requested change has been made.

3.   Please delete the reference to "state securities commissions" in the bolded boiler plate language on the cover page of the prospectus supplement.

The requested change has been made.

4.   You currently include disclosure in the "Selling Stockholder" section of the prospectus supplement concerning two private stock offerings, including the number of shares issued in each offering.  You also include disclosure in this section discussing when selling stockholders can sell shares pursuant to Rule 144.  With respect to the number of shares issued, please include the percentage of total shares outstanding that each private offering constituted (based on the total number of shares outstanding after giving effect to both private stock offerings).  With respect to the Rule 144 disclosure, please expand upon such disclosure so as to briefly explain the nature of the rule.

The requested changes have been made.

5.   Please revise the first sentence of the third paragraph in the "Selling Stockholder" section of the prospectus supplement so that it is clear to readers the information in the table is referring to selling stockholders who purchased shares in the private stock offerings.

The requested change has been made.

6.   Please ensure that the table in the "Selling Stockholder" section of the prospectus supplement complies with Item 507 of Regulation S-K.

Your comment is noted.  The table will comply with Item 507 of Regulation S-K.

Mr. Larry Greene
November 6, 2009

7.   Please supplementally advise us whether the authority to conduct the offerings below net asset value listed in the "Recent Sales of Common Stock Below Net Asset Value" section of the prospectus supplement was obtained pursuant to Section 23(b) or 63(2) of the Investment Company of 1940.

The authority to conduct such offerings was obtained pursuant to Section 63(2) of the Investment Company Act of 1940.

8.   The prospectus supplement, in discussing the procedures the Board follows when approving a below net asset value issuance, states in the "Sales of Common Stock Below Net Asset Value" section that "a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount."  With respect to the price at which such shares are sold, please supplementally confirm whether such price includes any sales loads.

We hereby confirm that this price is after deducting any applicable sales loads.

9.   Please supplementally advise us whether the first full risk factor on page 19 of the prospectus concerning the Company's most recently calculated net asset value will be updated to reflect the Company's September 30, 2009 net asset value per share when it is published.

The prospectus supplement will be updated with this information, including on the cover page.  However, the risk factor in the base prospectus will not be updated.

10.   Where applicable, please include disclosure that describes the following throughout the prospectus supplement and the prospectus: (1) the Company is currently seeking shareholder approval to extend for an additional year its authorization to issue shares below net asset value; and (2) the Company may obtain approval to sell shares below net asset value pursuant to either Section 23(b) or 63(2) of the Investment Company Act of 1940.

The requested changes have been made.

Mr. Larry Greene
November 6, 2009

11.   The last risk factor on page 30 of the prospectus discusses the Maryland Control Share Acquisition Act.  In particular, it contains disclosure that the Company's bylaws contain a provision exempting the Company from the Maryland Control Share Acquisition Act, but that the Company's Board of Directors can choose to amend or eliminate this provision.  Please modify the last paragraph in this risk factor to include a statement that prior to amending or eliminating this provision the Company will notify the Division of Investment Management at the SEC.

The requested change has been made.

12.   Please revise the "Use of Proceeds" section in the prospectus and prospectus supplement so that it reads in a plain English style.

The requested change has been made.

13.   Please include an explanation in footnote 2 to the fee table in the prospectus supplement that the offering expenses attributable to the registration of shares being sold by the selling stockholders will or has been paid by the Company.

The requested change has been made.

*           *           *           *           *

Mr. Larry Greene
November 6, 2009

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins